UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
OCWEN FINANCIAL CORPORATION
(Name of Issuer)
COMMON STOCK PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
675746-60-6
(CUSIP Number)
HOWARD AMSTER
48 ST GEORGE PLACE
PALM BEACH GARDENS, FL 33418-4025[GH1]
(216)595-1047
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 12, 2022
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on
 Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)x
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
PF
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
257,434
8.
SHARED VOTING POWER
299,440*
9.
SOLE DISPOSITIVE POWER
257,434
10.
SHARED DISPOSITIVE POWER
299,440*
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
556,874
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.40%**
14.
TYPE OF REPORTING PERSON (see instructions)
IN
*These shares are deemed to be beneficially owned by Howard Amster, as a result his personal ownership and in his capacity as the President of Pleasant Lake Apartments Corp., which is the General Partner of Pleasant Lake Apts. Limited Partnership, and in his capacity as the trustee of various trusts as listed
**Denominator is based on the 8,698,688 shares of stock outstanding as of July 29, 2022 as reported by the Issuer on Form 10-Q for the quarterly period ending June 30, 2022, as filed with the Securities and Exchange Commission on August 4, 2022.
1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PLEASANT LAKE SKOIEN INVESTMENTS LLC
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)x
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
8,818
8.
SHARED VOTING POWER
548,056*
9.
SOLE DISPOSITIVE POWER
8,818
10.
SHARED DISPOSITIVE POWER
548,056*
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
556,874
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.40%**
14.
TYPE OF REPORTING PERSON (see instructions)
PN
*These shares are deemed to be beneficially owned by Pleasant Lake
Skoien Investments LLC, the Manager of which is Pleasant Lake Apts. Limited Partnership, of which the General Partner is Pleasant Lake Apartments Corp., whose President is Howard Amster
**Denominator is based on the 8,698,688 shares of stock outstanding as of July 29, 2022 as reported by the Issuer on Form 10-Q for the quarterly period ending June 30, 2022, as filed with the Securities and Exchange Commission on August 4, 2022.
1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
 (ENTITIES ONLY)
PLEASANT LAKE APTS. LIMITED PARTNERSHIP
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)x
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
22,510
8.
SHARED VOTING POWER
534,364*
9.
SOLE DISPOSITIVE POWER
22,510
10.
SHARED DISPOSITIVE POWER
534,364*
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
556,874
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.40%**
14.
TYPE OF REPORTING PERSON (see instructions)
PN
*These shares are deemed to be beneficially owned by Pleasant Lake Apts. Limited Partnership, as the General Partner for the entity is Pleasant Lake Apartments Corp., whose President is Howard Amster.
**Denominator is based on the 8,698,688 shares of stock outstanding as of July 29, 2022 as reported by the Issuer on Form 10-Q for the quarterly period ending June 30, 2022, as filed with the Securities and Exchange Commission on August 4, 2022.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER 2019 CHARITABLE REMAINDER UNTIRUST  #1
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)x
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
1,692
8.
SHARED VOTING POWER
555,182*
9.
SOLE DISPOSITIVE POWER
1,692
10.
SHARED DISPOSITIVE POWER
555,182*
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
556,874
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.40%**
14.
TYPE OF REPORTING PERSON (see instructions)
OO
*These shares are deemed to be beneficially owned by the Howard Amster
 2019 Charitable Remainder Trust #1, due to the trustee being Howard Amster. **Denominator is based on the 8,698,688 of stock outstanding as of July 29, 2022 as reported by the Issuer on Form 10-Q for the quarterly period ending June 30, 2022, as filed with the Securities and Exchange Commission on August 4, 2022.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #2
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)x
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
439
8.
SHARED VOTING POWER
556,435*
9.
SOLE DISPOSITIVE POWER
439
10.
SHARED DISPOSITIVE POWER
556,435*
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
556,874
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.40%
14.
TYPE OF REPORTING PERSON (see instructions)
OO
*These shares are deemed to be beneficially owned by the Howard Amster
2019 Charitable Remainder Trust #2, due to the trustee being Howard Amster.

**Denominator is based on the 8,698,688 shares of stock outstanding as of July 29, 2022 as reported by the Issuer on Form 10-Q for the quarterly period ending June 30, 2022, as filed with the Securities and Exchange Commission on August 4, 2022.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #3
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)x
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
445
8.
SHARED VOTING POWER
556,429*
9.
SOLE DISPOSITIVE POWER
445
10.
SHARED DISPOSITIVE POWER
556,429*
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
556,874
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.40%**
14.
TYPE OF REPORTING PERSON (see instructions)
OO
*These shares are deemed to be beneficially owned by the Howard Amster 2019 Charitable Remainder Trust #3, due to the trustee being Howard Amster.

**Denominator is based on the 8,698,688 shares of stock outstanding as of July 29, 2022 as reported by the Issuer on Form 10-Q for the quarterly period ending June 30, 2022, as filed with the Securities and Exchange Commission on August 4, 2022.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #5
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)x
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
5,635
8.
SHARED VOTING POWER
551,239*
9.
SOLE DISPOSITIVE POWER
5,635
10.
SHARED DISPOSITIVE POWER
551,239*
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
556,874
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.40%**
14.
TYPE OF REPORTING PERSON (see instructions)
OO
*These shares are deemed to be beneficially owned by the Howard Amster
2019 Charitable Remainder Trust #5, due to the trustee being Howard Amster. **Denominator is based on the 8,698,688 shares of stock outstanding as of July 29, 2022 as reported by the Issuer on Form 10-Q for the quarterly period ending June 30, 2022, as filed with the Securities and Exchange Commission on August 4, 2022.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AMSTER LIMITED PARTNERSHIP
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)x
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.
SOLE VOTING POWER
12,350
8.
SHARED VOTING POWER
544,524*
9.
SOLE DISPOSITIVE POWER
12,350
10.
SHARED DISPOSITIVE POWER
544,524*
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
556,874
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.40%**
14.
TYPE OF REPORTING PERSON (see instructions)
PN
*These shares are deemed to be beneficially owned by the Amster Limited Partnership due to the general partner being Howard Amster.
**Denominator is based on the 8,698,688 shares of stock outstanding as of July 29, 2022 as reported by the Issuer on Form 10-Q for the quarterly period ending June 30, 2022, as filed with the Securities and Exchange Commission on August 4, 2022.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER 2019 CHARITABLE REMAINDER TRUST #4
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)x
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
400
8.
SHARED VOTING POWER
556,474*
9.
SOLE DISPOSITIVE POWER
400
10.
SHARED DISPOSITIVE POWER
556,474*
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
556,874
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.40%**
14.
TYPE OF REPORTING PERSON (see instructions)
OO

*These shares are deemed to be beneficially owned by the Howard Amster 2019 Charitable Remainder Trust #4, due to the trustee being Howard Amster. **Denominator is based on the 8,698,688 shares of stock outstanding as of July 29, 2022 as reported by the Issuer on Form 10-Q for the quarterly period ending June 30, 2022, as filed with the Securities and Exchange Commission on August 4, 2022.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
 (ENTITIES ONLY)
AMSTER TRADING COMPANY CHARITABLE REMAINDER UNITRUST U/A DTD 03/10/2003
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)x
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
105
8.
SHARED VOTING POWER
556,769*
9.
SOLE DISPOSITIVE POWER
105
10.
SHARED DISPOSITIVE POWER
556,769*
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
556,874
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.40%**
14.
TYPE OF REPORTING PERSON (see instructions)
OO
*These shares are deemed to be beneficially owned by the Amster Trading Company Charitable Remainder Unitrust U/A DTD 03/10/2003, due to the trustee being Amster Trading Company, whose President is Howard Amster.

**Denominator is based on the 8,698,688 shares of stock outstanding as of July 29, 2022 as reported by the Issuer on Form 10-Q for the quarterly period ending June 30, 2022, as filed with the Securities and Exchange Commission on August 4, 2022.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LAUGHLIN  HOLDING LLC
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)x
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
13,377
8.
SHARED VOTING POWER
543,497*
9.
SOLE DISPOSITIVE POWER
13,377
10.
SHARED DISPOSITIVE POWER
543,497*
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
556,874
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.40%**
14.
TYPE OF REPORTING PERSON (see instructions)
PN
*These shares are deemed to be beneficially owned by the Laughlin Holding LLC, the manager of which is Pleasant Lake Apts. Limited Partnership, whose general partner is Pleasant Lake Apartments Corp., whose President is Howard Amster. **Denominator is based on the 8,698,688 shares of stock outstanding as of July 29, 2022 as reported by the Issuer on Form 10-Q for the quarterly period ending June 30, 2022, as filed with the Securities and Exchange Commission on August 4, 2022.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RAMAT SECURITIES LTD
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)X
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
199,007
8.
SHARED VOTING POWER
357,867*
9.
SOLE DISPOSITIVE POWER
199,007
10.
SHARED DISPOSITIVE POWER
357,867*
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
556,874
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.40%**
14.
TYPE OF REPORTING PERSON (see instructions)
PN
*These shares are deemed to be beneficially owned by Ramat Securities, Ltd. as the majority owner is Howard Amster.
**Denominator is based on the 8,698,688 shares of stock outstanding as of July 29, 2022 as reported by the Issuer on Form 10-Q for the quarterly period ending June 30, 2022, as filed with the Securities and Exchange Commission on August 4, 2022.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #7
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)X
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
94
8.
SHARED VOTING POWER
556,780*
9.
SOLE DISPOSITIVE POWER
94
10.
SHARED DISPOSITIVE POWER
556,780*
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
556,874
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.40%**
14.
TYPE OF REPORTING PERSON (see instructions)
OO
*These shares are deemed to be beneficially owned by the Howard Amster 2019 Charitable Remainder Unitrust #7, due to the trustee being Howard Amster. **Denominator is based on the 8,698,688 shares of stock outstanding as of July 29, 2022 as reported by the Issuer on Form 10-Q for the quarterly period ending June 30, 2022, as filed with the Securities and Exchange Commission on August 4, 2022.

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

PLEASANT LAKE APARTMENTS CORP.
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)X
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
157
8.
SHARED VOTING POWER
556,717*
9.
SOLE DISPOSITIVE POWER
157
10.
SHARED DISPOSITIVE POWER
556,717*
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
556,874
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.40%**
14.
TYPE OF REPORTING PERSON (see instructions)
CO
*These shares are deemed to be beneficially owned by Pleasant Lake Apartments Corp. as the President is Howard Amster.
**Denominator is based on the 8,698,688 shares of stock outstanding as of July 29, 2022 as reported by the Issuer on Form 10-Q for the quarterly period ending June 30, 2022, as filed with the Securities and Exchange Commission on August 4, 2022.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER 2021 CHARITBALE REMAINDER UNITRUST #1
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)X
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
100
8.
SHARED VOTING POWER
556,774*
9.
SOLE DISPOSITIVE POWER
100
10.
SHARED DISPOSITIVE POWER
556,774*
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
556,874
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.40%**
14.
TYPE OF REPORTING PERSON (see instructions)
OO
*These shares are deemed to be beneficially owned by the Howard Amster
2021 Charitable Remainder Unitrust #1, due to the trustee being Howard Amster. ** Denominator is based on the 8,698,688 shares of stock outstanding as of July 29, 2022 as reported by the Issuer on Form 10-Q for the quarterly period ending June 30, 2022, as filed with the Securities and Exchange Commission on August 4, 2022.


1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST #3
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)X
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
34,262
8.
SHARED VOTING POWER
522,612*
9.
SOLE DISPOSITIVE POWER
34,262
10.
SHARED DISPOSITIVE POWER
522,612*
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
556,874
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.40%**
14.
TYPE OF REPORTING PERSON (see instructions)
OO
*These shares are deemed to be beneficially owned by the Howard Amster 2021 Charitable Remainder Unitrust #3, due to the trustee being Howard Amster.
** Denominator is based on the 8,698,688 shares of stock outstanding as of July 29, 2022 as reported by the Issuer on Form 10-Q for the quarterly period ending June 30, 2022, as filed with the Securities and Exchange Commission on August 4, 2022.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER CHARITABLE REMAINDER UNITRUST U/A DTD 04/22/1998
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)X
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
49
8.
SHARED VOTING POWER
556,825*
9.
SOLE DISPOSITIVE POWER
49
10.
SHARED DISPOSITIVE POWER
556,825*
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
556,874
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.40%*
14.
TYPE OF REPORTING PERSON (see instructions)
OO
*These shares are deemed to be beneficially owned by the Howard Amster
2021 Charitable Remainder Unitrust #3, due to the trustee being Howard Amster. ** Denominator is based on the 8,698,688 shares of stock outstanding as of July 29, 2022 as reported by the Issuer on Form 10-Q for the quarterly period ending June 30, 2022, as filed with the Securities and Exchange Commission on August 4, 2022.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AMSTER TRADING COMPANY
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)X
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
0
8.
SHARED VOTING POWER
556,874*
9.
SOLE DISPOSITIVE POWER
0
10.
SHARED DISPOSITIVE POWER
556,874*
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
556,874
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.40%*
14.
TYPE OF REPORTING PERSON (see instructions)
CO
*These shares are deemed to be beneficially owned by the Amster Trading Company due to the company being the trustee of the Amster Trading Company Charitable Remainder Unitrust U/A 03/10/2003.
** Denominator is based on the 8,698,688 shares of stock outstanding as of July 29, 2022 as reported by the Issuer on Form 10-Q for the quarterly period ending June 30, 2022, as filed with the Securities and Exchange Commission on August 4, 2022.

Item 1.Security and Issuer.
This Schedule 13D relates to the common stock of Ocwen Financial Corporation (the Issuer). The principal executive office of the issuer is 1661 Worthington Beach, Suite 100, West Palm Beach, FL 33409.

Item 2.Identity and Background.
This joint statement on Schedule 13D is being filed by Howard Amster, Howard Amster 2019 Charitable Remainder Unitrust #1, Howard Amster 2019 Charitable Remainder Unitrust #2, Howard Amster 2019 Charitable Remainder Unitrust #3, Howard Amster 2019 Charitable Remainder Unitrust #4, Howard Amster 2019 Charitable Remainder Unitrust #5, Howard Amster 2019 Charitable Remainder Unitrust #7, Howard Amster 2021 Charitable Remainder Unitrust #1, Howard Amster 2021 Charitable Remainder Unitrust #3, Amster Trading Company Charitable Remainder Unitrust U/A DTD 03/10/2003, Howard Amster Charitable Remainder Unitrust U/A 04/22/1998, Amster Limited Partnership, Laughlin Holdings LLC, Pleasant Lake Apts. Limited Partnership, Ramat Securities, Ltd., Pleasant Lake Apartments Corp., PLA Skoien Investments LLC, Amster Trading Company (together, the Reporting Persons). Further information regarding the Reporting Persons is set forth below;
(a)Howard Amster,(b)48 St George Place Palm Beach Gardens, FL 33418 (c) Real Estate Investor. President of Pleasant Lake Apartments Corp., which is the General Partner of Pleasant Lake Apts. Limited Partnership, which is the Manager of Laughlin Holdings, LLC, as well as the manager of Pleasant Lake Skoien Investments LLC. Mr. Amster is the sole trustee of the Howard Amster 2019 Charitable Remainder Unitrust #1, the Howard Amster 2019 Charitable Remainder Unitrust #2, the Howard Amster Charitable Remainder Unitrust #3, the Howard Amster Charitable Remainder Unitrust #4, the Howard Amster Charitable Remainder Unitrust #5, the Howard Amster 2019 Charitable
Remainder Unitrust #7, the Howard Amster 2021 Charitable Remainder
Unitrust #1, the Howard Amster 2021 Charitable Remainder
Unitrust #3, the Howard Amster Charitable Remainder Unitrust U/A 04/22/1998. Howard Amster is the general partner of Amster Limited Partnership. Howard Amster is the President of Amster Trading Company, the trustee of the Amster Trading Company Charitable Remainder Unitrust U/A DTD 03/10/2003. He is the majority owner of Ramat Securities, Ltd. All Reporting Persons are engaged in investments. (d) No Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors in the last five years (e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws (f) United States Citizens.

Item 3.Source or Amount of Funds or Other Consideration.
As of September 22, 2022, the Reporting Persons had, in the aggregate,invested approximately $15,187,557 to acquire 556,874 shares of the Common Stock of the Issuer.The Reporting Persons used personal funds and working capital for such purchases.

The Reporting Persons may effect purchases of securities primarily through margin accounts maintained for them with RBC Capital Markets LLC and Interactive Brokers LLC, which may extend margin credit to the Reporting Persons as and when required to open and carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules, and the firms credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.Purpose of Transaction.
The Reporting Persons acquired the shares of Common Stock for investment purposes.

While the Reporting Persons have no present intention to dispose of all or any portion of the Common Stock beneficially owned by them, any such sales of the Common Stock may be made in the open market, privately negotiated transactions, or otherwise.

Depending on their assessment of the of the forgoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4. In addition, they may at their discretion purchase additional shares of Common Stock of the Issuer.

Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer, other than described above
(b) any extraordinary corporate transactions such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries, (c) any sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present management of board of directors of the Issuer, including any plans or proposals to change the number or term of directors, or to fill any existing vacancies on the Issuers board of directors: (e) any other material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuers business or corporate structure; (g)any change in the Issuers charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) the Common Stock being delisted from a national securities exch3ange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association;(i) causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 129(g)(4) of the Act; or (j) any action similar to those enumerated above
Except as set forth above, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of this Schedule 13D except as set forth herein or such as would occur upon or in connection with the completion of, or following, any of the actions discussed herein.
The Reporting Persons intend to review their investment in the issuer on a continuing basis. Depending on various factors, including, without limitation, the issuers financial positions, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the issuer as they deem appropriate, including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the issuer or other third parties about the issuer and the Reporting Persons Investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the issuer concerning changes to the capitalization, ownership structure, board structure (including board compositions), potential business combinations or dispositions involving the issuer or certain of its businesses, or suggestions for improving the issuers financial and/or operational performance, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling or any hedging or similar transaction with respect to the shares of Common Stock, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.
Item 5.Interest in Securities of the Issuer.
(a) See Items 11 and 13 of the cover pages of this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of the Common Stock identified pursuant to Item 1 beneficially owned by each of the Reporting Persons.
(b) See items 7, 8, 9, and 10 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number and percentage of the shares of the Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of the Common Stock.
(c) During the 60 day period ended September 23, 2022, the following transactions were effected. All transactions were conducted on the open market for cash. If the shares were purchased in multiple transactions in a single trading day, the price per share reported is the weighted average price

Date of Transaction
Quantity Purchased/Sold
Purchaser
Aggregate Purchase (Sale) Price
Price Per
Share





8/9/2022
60 OCN 01/20/23 28 P (sale to open)
Ramat Securities
$(11,018.49)
$(1.84)

8/4/2022
34450
Ramat Securities
$983,316.30
$28.54

8/4/2022
6400
Ramat Securities
$185,578.98
$29.00

8/5/2022
11600
Ramat Securities
$328,320.14
$28.30

8/8/2022
10400
Howard Amster
$301,892.50
$29.03

8/10/2022
25000
Ramat Securities
$722,421.50
$28.90

8/18/2022
24000
Ramat Securities
$721,611.50
$30.07

9/9/2022
60 OCN 01/20/23 28 P (purchase to close)
Ramat Securities
$26,061.25
$4.33

9/9/2022
3900
Howard Amster
$103,253.58
$26.48

9/9/2022
6000
Ramat Securities
$158,191.50
$26.36

9/12/2022
25475
Howard Amster
$683,319.88
$26.82

9/13/2022
1119
Howard Amster
$30,369.83
$27.14

9/13/2022
14481
Howard Amster
$392,651.58
$27.11

9/14/2022
7457
Howard Amster
$206,659.00
$27.71

9/15/2022
17914
Howard Amster
$513,097.49
$28.64

9/16/2022
30900
Howard Amster
$854,280.26
$27.64

9/16/2022
800
Pleasant Lake Apts. LP
$22,094.14
$27.58

9/19/2022
8258
Howard Amster
$239,790.97
$29.03

9/20/2021
15711
Howard Amster
$442,088.90
$28.14

(d) Other than the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock of the Issuer beneficially owned by the Reporting Persons.
(e) Not Applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
There are no contracts, arrangements, understanding, or relationships with respect to the securities of the Issuer with any person except as set forth in Items 2 and 4 above.

Item 7.Material to Be Filed as Exhibits.
	A joint filing agreement is attached as Exhibit A
(SIGNATURE PAGE FOLLOWS)
























SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

HOWARD AMSTER
/s/ Howard Amster
Date: September 23, 2022

HOWARD AMSTER 2019 Charitable Remainder Unitrust #1
By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: September 23, 2022

HOWARD AMSTER 2019 Charitable Remainder Unitrust #2
By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: September 23, 2022

HOWARD AMSTER 2019 Charitable Remainder Unitrust #3
By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: September 23, 2022

HOWARD AMSTER 2019 Charitable Remainder Unitrust #4
By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: September 23, 2022

HOWARD AMSTER 2019 Charitable Remainder Unitrust #5
By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: September 23, 2022

HOWARD AMSTER 2019 Charitable Remainder Unitrust #7
By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: September 23, 2022

HOWARD AMSTER 2021 Charitable Remainder Unitrust #1
By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: September 23, 2022

HOWARD AMSTER 2021 Charitable Remainder Unitrust #3
By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: September 23, 2022

HOWARD AMSTER Charitable Remainder Unitrust U/A DTD 04/22/1998
By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: September 23, 2022

AMSTER LIMITED PARTNERSHIP LP
By: /s/ Howard Amster
Name: Howard Amster
Title: General Partner
Date: September 23, 2022

AMSTER TRADING COMPANY Charitable Remainder Unitrust U/A DTD 03/10/2003
By: /s/ Howard Amster
Name: Howard Amster
Title: President Amster Trading Company, Trustee
Date: September 23,2022

LAUGHLIN HOLDING, LLC
By: /s/ Howard Amster
Name: Howard Amster
Title: President Pleasant Lake Apts. Corp, General Partner of Pleasant Lake Apartments LP General Partner of Laughlin Holdings, LLC, Manager
Date: September 23, 2022

PLEASANT LAKE APARTMENTS LP
By: /s/ Howard Amster
Name: Howard Amster
Title: President of Pleasant Lake Apts. Corp, General Partner
Date: September 23, 2022

RAMAT SECURITIES, LTD
By: /s/ Howard Amster
Name: Howard Amster
Title: Majority Owner
Date: September 23, 2022

PLEASANT LAKE SKOIEN INVESTMENTS LLC
By: /s/ Howard Amster
Name: Howard Amster
Title: President of Pleasant Lake Apts. Corp, General Partner of Pleasant Lake Apartments LP, Manager of Pleasant Lake Skoien Investments LLC
Date: September 23, 2022

PLEASANT LAKE  APARTMENTS CORP
By: /s/ Howard Amster
Name: Howard Amster
Title: President
Date: September 23, 2022

AMSTER TRADING COMPANY
By: /s/ Howard Amster
Name: Howard Amster
Title: President
Date: September 23, 2022


Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D, including all amendments thereto, with respect to the common stock, par value $0.01 per share, of Ocwen Financial Corporation, and further agree that this Joint Filing Agreement shall be included as an exhibit to the first such joint filing and may, as required, be included as an exhibit to subsequent amendments thereto.

Each of the undersigned agrees and acknowledges that each party hereto is
(i) individually eligible to use such Schedule 13D and (ii) responsible for the timely filing of such Schedule 13D and any and all amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness and accuracy of the information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.



This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument. A facsimile, telecopy or other reproduction of this Joint
Filing Agreement may be executed by one or more parties hereto, and an executed copy of this Joint Filing Agreement may be delivered by one or more parties hereto by facsimile or similar instantaneous electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes as of the date hereof.

Dated: September 23, 2022

[SIGNATURE PAGE FOLLOWS]






IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date first written above.

HOWARD AMSTER

/s/ Howard Amster
Date: September 23, 2022

HOWARD AMSTER 2019 Charitable Remainder Unitrust #1

By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: September 23, 2022

HOWARD AMSTER 2019 Charitable Remainder Unitrust #2
By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: September 23, 2022


HOWARD AMSTER 2019 Charitable Remainder Unitrust #3
By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: September 23, 2022

HOWARD AMSTER 2019 Charitable Remainder Unitrust #4
By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: September 23, 2022

HOWARD AMSTER 2019 Charitable Remainder Unitrust #5
By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: September 23, 2022

HOWARD AMSTER 2019 Charitable Remainder Unitrust #7
By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: September 23, 2022

HOWARD AMSTER 2021 Charitable Remainder Unitrust #1
By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: September 23, 2022

HOWARD AMSTER 2021 Charitable Remainder Unitrust #3
By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: September 23, 2022

HOWARD AMSTER Charitable Remainder Unitrust U/A DTD 04/22/1998
By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: September 23, 2022

AMSTER LIMITED PARTNERSHIP LP
By: /s/ Howard Amster
Name: Howard Amster
Title: General Partner
Date: September 23, 2022

AMSTER TRADING COMPANY Charitable Remainder Unitrust U/A DTD 03/10/2003
By: /s/ Howard Amster
Name: Howard Amster
Title: President Amster Trading Company, Trustee
Date: September 23,2022

LAUGHLIN HOLDING, LLC
By: /s/ Howard Amster
Name: Howard Amster
Title: President Pleasant Lake Apts. Corp, General Partner of Pleasant Lake Apartments LP General Partner of Laughlin Holdings, LLC, Manager
Date: September 23, 2022

PLEASANT LAKE APARTMENTS LP
By: /s/ Howard Amster
Name: Howard Amster
Title: President of Pleasant Lake Apts. Corp, General Partner
Date: September 23, 2022
RAMAT SECURITIES, LTD
By: /s/ Howard Amster
Name: Howard Amster
Title: Majority Owner
Date: September 23, 2022

PLEASANT LAKE SKOIEN INVESTMENTS LLC
By: /s/ Howard Amster
Name: Howard Amster
Title: President of Pleasant Lake Apts. Corp, General Partner of Pleasant Lake Apartments LP, Manager of Pleasant Lake Skoien Investments LLC
Date: September 23, 2022

PLEASANT LAKE  APARTMENTS CORP
By: /s/ Howard Amster
Name: Howard Amster
Title: President
Date: September 23, 2022

AMSTER TRADING COMPANY
By: /s/ Howard Amster
Name: Howard Amster
Title: President
Date: September 23, 2022